UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)

By:	/s/ Moshe Eisenberg
Moshe Eisenberg,
Chief Financial Officer

Dated: February 12, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com
FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FOURTH QUARTER & FULL YEAR 2014 RESULTS

Q4 revenues of $20.6 million; Non-GAAP operating income of $0.7m; Expects revenue of $21.5-23m in Q1

MIGDAL HAEMEK, Israel – February 12, 2014 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the full year and quarter ended December 31, 2014.

Highlights of the Full Year 2014
•	Revenues of $88.3 million;
•	Non-GAAP operating income of $5.7 million; GAAP operating income of $5.1 million;
•	Non-GAAP net income of $4.6 million; GAAP net income of $3.3 million;
•	Positive operating cash flow of $5.3 million; Net cash and equivalents of $26.8 million as of December 31, 2014.

Highlights of the Fourth Quarter 2014
•	Revenues of $20.6 million;
•	Non-GAAP operating income of $700 thousand; GAAP operating income of $361 thousand;
•	Non-GAAP net income of $408 thousand; GAAP net income of $68 thousand;
•	Positive operating cash flow of $2.9 million.

Rafi Amit, Camtek’s Chairman and CEO, commented, “I see 2014 as the year in which we put all the pieces in place and began executing on our strategy for accelerated growth in 2015. As we recently reported, we have started commercially marketing the Gryphon, our 3D Functional InkJet Technology product and received our first conditional purchase order for this product.

“In 2014, our semiconductor business saw organic growth of approximately 20% year over year. As we move into 2015, we are seeing increased traction for our Eagle product, focused on the advanced packaging market. We continue to achieve qualification at leading semiconductor manufacturers to which we had not significantly penetrated in the past. We see the potential in 2015 for multiple orders of tools from these customers.”

Concluded Mr. Amit, “Looking ahead into 2015, we expect double-digit revenue growth in our semiconductor business, driven by increased capex spending by many of our customers. We also believe that we will see the initial contribution to revenue from the Gryphon in 2015. We expect to increase sales and marketing efforts somewhat to capture the opportunities that we believe the Gryphon will open up for us. We are very excited with this breakthrough technology, and we are confident that it will eventually become the standard adopted by the PCB industry. Our guidance for the first quarter of 2015 is $21.5-$23 million, which represents a sequential growth of 5-10%.”

Fourth Quarter 2014 Financial Results

Revenues for the fourth quarter of 2014 were $20.6 million. This compares to prior quarter revenues of $22.4 million and fourth quarter 2013 revenues of $23.3 million.

Gross profit on a GAAP basis in the quarter totaled $9.5 million (45.6% of revenues). This is a 6% decrease compared to $10.0 million (44.4% of revenues) in the prior quarter and a 40% increase compared to $6.7 million in the fourth quarter of 2013 (28.7% of revenues).

Gross profit on a non-GAAP basis in the quarter totaled $9.7 million (47.2% of revenues). This is a 3% decrease compared to $10.0 million (44.5% of revenues) in the prior quarter and a 6% decrease compared to $10.6 million (45.6% of revenues) in the fourth quarter of 2013.

Operating income on a GAAP basis in the quarter was $360 thousand (1.8% of revenues). This compares to an operating income of $1 million (4.6% of revenues) in the prior quarter and to an operating loss of $304 thousand in the fourth quarter of 2013.

Operating income on a non-GAAP basis in the quarter was $700 thousand (3.4% of revenues). This compares to with operating income of $1.1 million (5.1% of revenues) in the prior quarter and an operating income of $1.1 million (4.7% of revenues) in the fourth quarter of 2013.

Net income on a GAAP basis in the quarter totaled $68 thousand, or $0.00 per diluted share. This compares to net income of $619 thousand, or $0.02 per diluted share, in the prior quarter and a net income of $660 thousand, or $0.02 per diluted share, in the fourth quarter of 2013.

Net income on a non-GAAP basis in the quarter was $408 thousand, or $0.01 per diluted share. This compares to a net income of $948 thousand, or $0.03 per diluted share, in the prior quarter and net income of $778 thousand, or $0.03 per diluted share, in the fourth quarter of 2013.

Full Year 2014 Results Summary

Revenues for 2014 were $88.3 million, an increase of 3% compared to $85.4 million, as reported in 2013.

Gross profit on a GAAP basis for 2014 was $41.1 million (46.5% of revenues) compared to gross profit of $34.3 million (40.3% of revenues) in 2013. Gross profit on a non-GAAP basis for 2014, was $41.3 million (46.8% of revenues), compared to $38.6 million (45.2% of revenues) in 2013.

Operating income on a GAAP basis for 2013, was $5.1 million (5.8% of revenues) compared to an operating income of $1.1 million in 2013. Non-GAAP operating income in 2014 was $5.7 million (6.5% of revenues) compared to an operating income of $3.2 million (3.7% of revenues) in 2013.

Net income on a GAAP basis for 2014 was $3.4 million, or $0.11 per diluted share, compared to a net income of $7 thousand in 2013, or $0.00 per diluted share.  Net income on a non-GAAP basis for 2014 was $4.6 million, or $0.15 per diluted share, compared to a net income of $2.1 million in 2013 or $0.07 per diluted share.

Cash, cash equivalents and short-term deposits, net of bank loans as of December 31, 2014 were $26.8 million compared to $22.5 million as of December 31, 2013. The Company generated $2.9 million from operating cash flow during the fourth quarter of 2014. For the year, the Company generated a positive operating cash flow of $5.3 million.

Conference Call

Camtek will host a conference call today, February 12, 2014, at 9:00 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:                                                                   1 888 668 9141at 9:00 am Eastern Time
Israel:                                                                   03 918 0609at 4:00 pm Israel Time
International: +972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers' latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

	December 31,
	2014	2013
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	18,220	16,495
Short-term deposits	8,607	6,000
Accounts receivable, net	22,341	27,048
Inventories	24,650	17,911
Due from affiliated companies	501	233
Other current assets	2,382	1,913
Deferred tax asset	858	938

Total current assets	77,559	70,538

Fixed assets, net	13,025	14,481

Long term inventory	1,476	2,225
Long-term restricted deposit	729	729
Deferred tax asset	891	975
Other assets, net	348	339
Intangible assets, net	928	1,008
Goodwill	1,555	1,555

	5,927	6,831

Total assets	96,511	91,850

Liabilities and shareholders’ equity

Current liabilities
Accounts payable – trade	9,490	7,753
Other current liabilities	16,319	15,585

Total current liabilities	25,809	23,338

Long term liabilities
Liability for employee severance benefits	860	858
Other long term liabilities	4,110	5,758
	4,970	6,616

Total liabilities	30,779	29,954

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
32,586,898 issued as of December 31, 2014, and 32,497,902 as of
December 31, 2013, outstanding 30,494,522 as of December 31, 2014,
and 30,405,526 as of December 31, 2013	134	134
Additional paid-in capital	63,465	62,966
Retained earnings	4,031	694
	67,630	63,794
Treasury stock, at cost (2,092,376 as of December 31, 2014 and
December 31, 2013)	(1,898)	(1,898)

Total shareholders' equity	65,732	61,896

Total liabilities and shareholders' equity	96,511	91,850

Camtek Ltd.

Consolidated Statements of Operations

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2014	2013	2014	2013
	U.S. dollars		U.S. dollars
Revenues	88,313	85,405	20,600	23,333
Cost of revenues	47,294	51,003	11,148	16,640

Gross profit	41,019	34,402	9,452	6,693

Research and development costs	(14,406)	(14,370)	(3,701)	(3,655)
Selling, general and administrative expenses	(21,417)	(22,362)	(5,331)	(6,808)
Implication of re-organization and
impairment losses	*(60)	* 3,466	*(60)	* 3,466
	(35,883)	(33,266)	(9,092)	(6,997)

Operating income (loss)	5,136	1,136	360	(304)

Financial expenses, net	(1,220)	(1,738)	(359)	(57)

Income (loss) before income taxes	3,916	(602)	1	(361)

Income taxes (expense)	(579)	609	67	1,021

Net income	3,337	7	68	660

Net income per ordinary share:

Basic	0.11	0.00	0.00	0.02

Diluted	0.11	0.00	0.00	0.02

Weighted average number of
ordinary shares outstanding:

Basic	30,464	30,040	30,495	30,181

Diluted	30,545	30,094	30,548	30,224

(*)	Relates to disposal of Sela operation and Sela and Printar impairment charges in respect of goodwill and other intangible assets

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2014	2013	2014	2013
	U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	3,337	7	68	660
Acquisition of Sela and Printar related expenses (1)	903	(1,949)	264	(3,466)
Inventory and fixed asset write –downs (2)	-	4,433	-	4,433
Share-based compensation	309	377	76	(52)
Realization of deferred tax assets (3)	-	(1,287)	-	(1,287)
Employee related charges (4)	-	490		490
Non-GAAP net income (loss)	4,549	2,071	408	778

Non –GAAP net income (loss) per share , basic and diluted	0.15	0.07	0.01	0.03
Gross margin on GAAP basis	46.4%	40.3%	45.9%	28.7%
Reported gross profit on GAAP basis	41,019	34,402	9,452	6,693
Acquisition of Sela and Printar related expenses (1)	264	225	264	-
Inventory and fixed asset write –downs (2)	-	3,915		3,915
Share-based compensation	42	55	9	5
Employee related charges (4)	-	25		25
Non- GAAP gross margin		45.2%		45.6%
Non-GAAP gross profit	41,325	38,622	9,725	10,638

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	5,136	1,136	360	(304)
Acquisition of Sela and Printar related expenses (1)	264	(3,241)	264	(3,466)
Inventory and fixed asset write –downs (2)	-	4,433	-	4,433
Share-based compensation	309	377	76	(52)
Employee related charges (4)	-	490	-	490
Non-GAAP operating income	5,709	3,195	700	1,101

(1)
During the three and twelve months ended December 31, 2014 and 2013, the Company recorded acquisition expenses of 0.3 million, 0.9 million, $(3.5) million and $(2.0) million, respectively, consisting of: (1) Revaluation adjustments of $0, $0.6 million, $0 million and $1.3 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; (2) Implication of re-organization and impairment charges of $0.3 million, $0.3 million, $(3.5) and $(3.5), respectively; and (3) $0 million, $0 million, $0 million and $0.2 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
During the three and twelve months ended December 31, 2014 and 2013, the Company recorded inventory and fixed asset write downs in the amount of $0 million, $0 million, $4.4 million and $4.4 million, respectively, consisting of $0 million, $0 million, $3.9 million and $3.9 million of inventory and fixed assets recorded under cogs of revenues line item and $0 million, $0 million, $0.5 and $0.5 of fixed assets in operating expenses.

(3)
During the three and twelve months ended December 31, 2013, the Company recorded net income of $1.3 million as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.

(4)	During the three and twelve months ended December 31, 2013, the Company recorded net employee related expenses of $0.5 million as a result of internal reorganization.